

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via U.S. Mail

Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd. # 2987
Las Vegas, NV 89107

> **Re: Pacific Gold Corp.**
> **Form 10-K for Fiscal Year December 31, 2011**
> **Filed April 2, 2012**
> **File No. 000-32629**

Dear Mr. Landau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Part I

Item 1. Description of Business, page 3

1. We note you are subject to permitting requirements of the Bureau of Land Management (BLM) in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

2. Additionally, please revise to clarify the parameters of your mining operations (1) as currently allowed under your existing permits and (2) as planned for your different projects and expanded operations. In this regard, we note the statement in your April 4,

2012 shareholder conference call that your permits currently allow you to mine Black Rock Canyon up to 500,000 yards per year.

Nevada Rae Gold Inc, page 3

3. In the description of each exploration property, please provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

Fernley Gold, Inc., page 6

Resources Estimates, page 6

4. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

    *   Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

    *   Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

    *   Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

    *   Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

    *   Eliminate statements containing grade and/or sample-width ranges.

    *   Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

    *   Generally, use tables to improve readability of sample and drilling data.

    *   Soil samples may be disclosed as a weighted average value over an area.

    *   Refrain from reporting single soil sample values.

    *   Convert all ppb quantities to ppm quantities for disclosure.

    *   Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

5. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

6. We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a discussion to your filing stating you are not basing your production decision on an up to date pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

7. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. This would include your tons mine, grade of the mined material, concentrates recovered, concentrate grade, and gold ounces for your fiscal year end.

8. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Pilot Mountain Resources, Inc., page 7

9. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

10. We note your reference possible reserves and resources in your filing. Regulation S-K, Item 102, specifically prohibits the use of terms other than proven and/or probable reserves when referring to reserve estimates in documents filed with the Commission. Please remove these terms from your filing.

11. Proven and probable reserves are disclosed for your property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Notes to Consolidated Financial Statements, page F-6

Note 1 – Summary of Significant Accounting Policies and Basis of Presentation, page F-6

Mineral Rights, page F-7

12. We note there has been no change in your mineral reserves, please clarify that you have no proven and/or probable reserves.

13. Please note that it is the staff's position mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- The feasibility study was completed within the last 3 to 5 years or updated within that time period.

- historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Note 13 - Legal Proceedings, page F-15

14. Please tell us and disclose in future filings the amount of probable loss you have accrued relative to the Black Mountain Equities legal contingency. If you have not accrued a loss because you believe it is not probable, please tell us and disclose in future filings, the estimated amount of reasonably possible loss or range of loss you expect to incur. If you are unable to estimate the amount of reasonably possible loss, please disclose that assertion. Refer to ASC 450.

Item 9A. Controls and Procedures, page 32

Management's Report on Internal Control over Financial Reporting, page 32

15. Confirm to us that you will disclose in future Exchange Act filings whether or not there were any changes in your internal control over financial reporting during the most recent period (fourth quarter for a Form 10-K) pursuant to Item 308(c) of Regulation S-K.

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 33

16. We note that you have not filed a proxy or information statement regarding an annual meeting to conduct an election of directors since April 25, 2007. In addition, Sections 2.2 and 2.3 of the bylaws you have filed under Form 10SB on April 30, 2001 reflect that an annual stockholder meeting shall be held each year to elect directors. With a view to clarifying disclosure in your filings, please advise us the date of your most recent election of directors and when you anticipate conducting your next annual meeting and election of directors. In this regard, it is unclear if director elections and other matters have been conducted by written consent, as permitted or required by, for example, your bylaws or state law.

Item 15. Exhibits, Financial Statement Schedules, page 37

17. Please revise to provide a complete exhibit table identifying all applicable Form 10-K exhibits, whether included with the filing or incorporated by reference. See Instructions to Item 601 of Regulation S-K. In this regard, please advise us of where you have filed your current articles of incorporation and bylaws. We note the articles dated December 11, 1996 and filed under Form 10SB on April 30, 2001. However, we are unable to locate more recent articles other than the certificate of amendment filed on December 7, 2009. Also, please advise us where you have filed your material agreements pursuant to Item 601(b)(10) of Regulation S-K. As a non-exclusive example, we are unable to locate the Option and Asset Sale Agreement with Pilot Metals Inc. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding the engineering comments. Please contact Brigitte Lippmann, Staff Attorney, at (201) 551-3713 or James Lopez, Legal Branch Chief, at (202) 551-336 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director